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Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 67984

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 11/13/08 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: FG ADVISORS, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

132 WEST 31ST STREET, SUITE 1501
(No. and Street)

NEW YORK (City) NY (State) 10001 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

ANTHONY DIAMOS (404) 303-8840 EXT 201
(Area Code – Telephone Number)

SEC
Mail Processing
Section

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MAR 01 2010

BAKER TILLY VIRCHOW KRAUSE, LLP
(Name – *if individual, state last, first, middle name*)

Washington, DC
107

225 SOUTH SIXTH STREET, SUITE 2300 (Address) MINNEAPOLIS (City) MN (State) 55402 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/15/2010

OATH OR AFFIRMATION

I, ANTHONY DIAMOS, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of FG ADVISORS, LLC, as of DECEMBER 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:


BENGIE MARS DIAMOS
MY COMMISSION EXPIRES
NOTARY
PUBLIC
FEBRUARY 15 2014
FORSYTH COUNTY, GEORGIA

Notary Public

Signature

FINOP / CFO
Title

This report ** contains (check all applicable boxes):

☒ (a) Facing Page.
☒ (b) Statement of Financial Condition.
☒ (c) Statement of Income (Loss).
☒ (d) Statement of CASH FLOWS
☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☒ (g) Computation of Net Capital.
☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
☒ (l) An Oath or Affirmation.
☒ (m) A copy of the SIPC Supplemental Report.
☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FG ADVISORS, LLC

(A Limited Liability Company)

TABLE OF CONTENTS

BAKER TILLY

Baker Tilly Virchow Krause, LLP
225 S Sixth St, Ste 2300
Minneapolis, MN 55402-4661
tel 612 876 4500
fax 612 238 8900
bakertilly.com

INDEPENDENT AUDITORS' REPORT

Board of Governors
FG Advisors, LLC
New York, New York

We have audited the accompanying statement of financial condition of FG Advisors, LLC (a limited liability company) as of December 31, 2009, and the related statements of operations, member's equity and cash flows for the period from November 13, 2008 (date of broker-dealer registration approval) to December 31, 2009 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of FG Advisors, LLC as of December 31, 2009, and the results of their operations and their cash flows for the period from November 13, 2008 to December 31, 2009, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Baker Tilly Virchow Krause, LLP

Minneapolis, Minnesota
February 25, 2010

FG ADVISORS, LLC
(A Limited Liability Company)

STATEMENT OF FINANCIAL CONDITION
December 31, 2009

ASSETS

Cash	$ 200,802
Other asset	394
TOTAL ASSETS	$ 201,196

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES	
Accounts payable	$ 8,919
Related party payable	81,931
Accrued bonus	65,000
Total Liabilities	155,850
MEMBER'S EQUITY	45,346
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 201,196

See accompanying notes to financial statements.

FG ADVISORS, LLC
(A Limited Liability Company)

STATEMENT OF OPERATIONS
Period from November 13, 2008 to December 31, 2009

REVENUES	
Fees	$ 1,590,237
Other income	250
Total Revenues	1,590,487
OPERATING EXPENSES	718,415
NET INCOME	$ 872,072

See accompanying notes to financial statements.

FG ADVISORS, LLC
(A Limited Liability Company)

STATEMENT OF MEMBER'S EQUITY
Period from November 13, 2008 to December 31, 2009

BALANCE - NOVEMBER 12, 2008	$ 51,774
Distributions to member	(878,500)
Net income	872,072
BALANCE - DECEMBER 31, 2009	$ 45,346

See accompanying notes to financial statements.

FG ADVISORS, LLC
(A Limited Liability Company)

STATEMENT OF CASH FLOWS
Period from November 13, 2008 to December 31, 2009

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income	$ 872,072
Adjustments to reconcile net income to net cash flows from operating activities:	
Changes in operating assets and liabilities:	
Other asset	(394)
Accounts payable	8,919
Related party payable	81,931
Accrued bonus	65,000
Net Cash Flows from Operating Activities	1,027,528
CASH FLOWS FROM INVESTING ACTIVITIES	
Distributions to member	(878,500)
Net Cash Flows from Investing Activities	(878,500)
Net Change in Cash	149,028
CASH - Beginning of Period	51,774
CASH - END OF Period	$ 200,802

See accompanying notes to financial statements.

FG ADVISORS, LLC
(A Limitied Liability Company)

NOTES TO FINANCIAL STATEMENTS
December 31, 2009

NOTE 1 - Summary of Significant Accounting Policies

Nature of Business

FG Advisors, LLC (the Company) was formed in 2008 to provide investment banking advisory services to institutional clients in the specialty finance industry. The Company provides merger and acquisition, restructuring, loan sale advisory, buyside advisory, valuation advisory, and debt and equity capital raising services to its clients. The Company was approved as a broker-dealer on November 13, 2008 which is also the commencement date of the financial statements.

The Company is exempt from the provisions of rule 15c3-3 (pursuant to paragraph (k)(2)(i) of such rule) under the Securities Exchange Act of 1934, as the Company is an introducing broker/dealer which promptly transmits all funds and delivers all securities received in connection with its activities as a broker/dealer, and does not hold funds or securities for, or owe money or securities to, customers. Because of such exemptions, the Company is not required to prepare a determination of reserve requirements and possession or control requirements of rule 15c3-3.

Cash

The Company maintains its cash in financial institutions. The balances, at times, may exceed federally insured limits.

Revenue Recognition

Revenue associated with or without securities transactions related to the Company's clients is earned in two forms: (i) retainer revenue; and (ii) success fee revenue. Success fee revenue is recorded as transactions close. Retainer revenue is recorded as earned.

Advertising Costs

Advertising costs are charged to expense as incurred. Advertising expense was $207 for the period from November 13, 2008 to December 31, 2009.

Management's Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes

The Company is not a taxpaying entity for federal and state income tax purposes. The Company's taxable income or loss is taxed on the member's income tax returns. No provision or liability for federal or state income taxes has been included in the financial statements.

NOTE 1 - Summary of Significant Accounting Policies (cont.)

On January 1, 2009, the Company adopted a new standard related to the accounting for uncertainty in income taxes. The measurement and disclosure principles of the new standard normally do not affect the financial statements of an entity that is not subject to income tax. As it relates to the Company, additional income taxes due to an adjustment to income or disallowed deductions generally would be imposed on the member rather than the Company itself. However, there are certain exceptions where the Company would bear the burden of an uncertain tax position. The adoption of the new standard resulted in no effect to the Company's financial statements.

The Company is subject to U.S. federal, state or local income tax examinations by tax authorities for the years since 2007 (inception). The Company is not currently under examination by any taxing jurisdiction. In the event of any future tax assessments, the Company has elected to record the income taxes and any related interest and penalties as income tax expense on the Company's statement of operations.

NOTE 2 - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2009, the Company had net capital of $44,952 which was $34,562 in excess of its required net capital of $10,390. The Company's net capital ratio was 3.5 to 1 at December 31, 2009.

No differences exist between the net capital calculated above and the net capital computed and reported in the Company's December 31, 2009 FOCUS filing. Per Rule 15c3-3 of the Securities and Exchange Commission Uniform Net Capital Rule, the Company is exempt under the (k)(2)(i) exemption.

NOTE 3 - Related Party Transactions

The Company received retainer revenues and fees generated by a customer that employs one of the Company's former members. The Company generated net revenues of $70,000 for the period from November 13, 2008 to December 31, 2009.

The Company's member allocates shared expenses such as rent, utilities, operating expenses and administrative support monthly. The monthly expense was $4,500 for the period from November 13, 2008 to December 31, 2009. Shared expenses incurred by the Company were $109,732 for the period from November 13, 2008 to December 31, 2009. There was an outstanding payable to the member of $81,931 at December 31, 2009.

NOTE 4 - Concentrations

The Company had revenues from one customer representing approximately two thirds of total revenues for the period from November 13, 2008 to December 31,2009.

NOTE 5 - Subsequent Events

The Company did not have any subsequent events through February 25, 2010, which is the date the financial statements were available to be issued, for events requiring recording and disclosure in the Company's financial statements.

SUPPLEMENTAL INFORMATION

FG ADVISORS, LLC
(A Limited Liability Company)

SCHEDULE I - COMPUTATION OF NET CAPITAL AND AGGREGATE INDEBTEDNESS UNDER RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
As of December 31, 2009

COMPUTATION OF NET CAPITAL

Members' equity	$ 45,346
Other deductions:	
Non-allowable assets:	
Other asset	394
Total non-allowable assets	394
Net capital before haircuts on securities positions	44,952
Haircuts on securities positions	-
Net capital	$ 44,952

COMPUTATION OF AGGREGATE INDEBTEDNESS

Total aggregate indebtedness	$ 155,850

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital requirement	$ 10,390
Excess net capital at 1,500 percent	$ 34,562
Excess net capital at 1,000 percent	$ 29,367
Ratio: Aggregate indebtedness to net capital	3.5 to 1.0

RECONCILIATION WITH COMPANY'S COMPUTATION

Net capital, as reported in Company's Part II FOCUS Report, Form X-17A-5 as of December 31, 2009	$ 44,952
Net audit adjustments	-
Net capital per above	$ 44,952

BAKER TILLY

Baker Tilly Virchow Krause, LLP
225 S Sixth St, Ste 2300
Minneapolis, MN 55402-4661
tel 612 876 4500
fax 612 238 8900
bakertilly.com

INDEPENDENT AUDITORS' SUPPLEMENTARY REPORT ON INTERNAL ACCOUNTING CONTROL

Board of Governors
FG Advisors, LLC
New York, New York

In planning and performing our audit of the financial statements and supplemental schedule of FG Advisors, LLC (the Company) as of and for the period from November 13, 2008 to December 31, 2009 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. Due to the size of the Company's accounting department, the Company has a lack of segregation of duties. We consider this item to be a material weakness as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Governors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Baker Tilly Virchow Krause, LLP

Minneapolis, Minnesota
February 25, 2010

FG ADVISORS, LLC

(A Limited Liability Company)
New York, New York

December 31, 2009

FINANCIAL STATEMENTS

Including Independent Auditors' Report